UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

Mark One
☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to .

Commission file number 000-24939

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

EAST WEST BANK EMPLOYEES
401(k) SAVINGS PLAN

Financial Statements

December 31, 2002 and 2001

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.

415 Huntington Drive
San Marino, California 91108

This report contains a total of 11 pages.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS’ REPORT

Administrative Committee
East West Bank Employees 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 18, 2003

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS

Cash and cash equivalents	$1,377,082	$1,101,337
Investments, at fair market value (Note 3)	14,366,006	13,654,942
Loans to participants	212,214	228,276

NET ASSETS AVAILABLE FOR BENEFITS	$15,955,302	$14,984,555

See accompanying notes to the financial statements.

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001

ADDITIONS:
Investment income:
Interest	$29,874	$57,826
Dividends on common stock	38,137	12,144

Net investment income	68,011	69,970

Contributions:
Participant	1,618,268	1,560,942
Employer	977,807	922,793

Total contributions	2,596,075	2,483,735

Total additions	2,664,086	2,553,705

DEDUCTIONS:
Net depreciation in fair value of investments (Note 3)	980,425	2,337,393
Withdrawals and payments made to participants	712,914	1,115,405

Total deductions	1,693,339	3,452,798

NET INCREASE (DECREASE) IN NET ASSETS	970,747	(899,093)

TRANSFER FROM RISK SERVICES INC. 401(k) PROFIT SHARING PLAN (Note 1)		335,783

TRANSFER FROM PRIME BANK 401(k) RETIREMENT PLAN TRUST (Note 1)		512,030

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	14,984,555	15,035,835

End of year	$15,955,302	$14,984,555

See accompanying notes to the financial statements.

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2002 AND 2001 AND FOR THE YEARS THEN ENDED

1.                        DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the ”Plan”) provides only general information.  Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and company contributions on behalf of the participating employees.  The Plan is administered by an Administrative Committee appointed by the Board of Directors of East West Bank, the Plan’s sponsor (the ”Bank” or the ”Plan Sponsor”).  Prudential Trust Company (the ”Trustee”) serves as the trustee for the Plan.  The Plan became effective January 1, 1986.  The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).  In two separate transactions on February 12, 2001 and March 7, 2001, the assets of Risk Services, Inc. 401(k) Profit Sharing Plan were merged into the Plan.  On April 23, 2001, the assets of Prime Bank’s 401(k) Retirement Plan Trust were merged into the Plan.

Eligibility—Under the terms of the Plan, employees of the Bank become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 21 years and completes one year of service (more than 1,000 hours) with the Bank.

Contributions—Eligible employees may elect to defer up to 15% of their compensation before taxes (limited to $11,000 and $10,500 in 2002 and 2001, respectively).  Effective January 2001, the Plan was amended so that the Bank matches 100% of the first 6% of a participant’s deferred compensation.  Participants direct the investment of their contributions into various investment options offered by the Plan.  Employer matching contributions, which are made with the Bank’s common stock, were nonparticipant—directed during 2001.  Effective 2002, the Plan was amended so the Employer contributions were participant directed.

Vesting, Benefits, and Benefits Payable—Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions.  Participants become vested in the contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year, so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid.  No benefits due to participants who have withdrawn from participation in the Plan existed as of December 31, 2002 and 2001.

Benefit payments are determined and disbursed by the Trustee upon notification of the participant’s death, disability, retirement, or termination of employment.

Forfeitures—Terminated participants forfeit their nonvested benefits to the Plan.  These benefits reduce the amount of future employer contributions.

Participant Accounts—Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and, if applicable, rollovers from plans of prior employers.  Allocations of earnings or losses are based on account balances, as defined in the Plan Document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Loans to Participants—Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan transactions are treated as transfers to (from) the investment fund from (to) the participant notes fund.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  Effective in 2003, the maximum loan term for the purchase of a primary residence was changed to 20 years.  The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator.  At December 31, 2002 and 2001, interest rates on outstanding loans to participants ranged from 5.25% to 10.50%.  Principal and interest are paid ratably through bimonthly payroll deductions.

2.                        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments—The Plan’s investments are stated at their fair value measured by quoted market prices or the quoted market prices of the underlying investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Risk Management—The Plan utilizes various investment instruments.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Administrative Expenses—Administration expenses of the Plan are paid by the Plan Sponsor, as provided in the Plan Document.

Investment Income—The Plan presents in the statements of changes in net assets available for benefits the net appreciation or depreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

3.                        INVESTMENTS

The following presents the Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31:

2002

East West Bancorp, Inc. Common Stock	$5,750,026
Franklin California Growth Fund	1,185,274
MFS Total Return Fund	1,063,179
Prudential Money Market Fund	1,040,946
Prudential Stock Index Fund Z	897,264
Putnam New Opportunities Fund	875,491

	2001

*	East West Bancorp, Inc. Common Stock	$3,251,548
	Franklin California Growth Fund	1,682,117
	Putnam New Opportunities Fund	1,281,616
	Prudential Stock Index Fund Z	1,087,041
	MFS Total Return Fund	1,028,807
	AIM Value Fund	937,736

* Nonparticipant-directed

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows for the years ended December 31:

	2002	2001

Mutual funds	$(2,387,445)	$(2,485,292)
Common stock	1,407,020	147,899

Total	$(980,425)	$(2,337,393)

4.                        NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investment is as follows as of and for the year ended December 31, 2001 (see Note 1):

2001

Net assets—East West Bancorp, Inc. common stock	$3,251,548

Changes in net assets:
Net appreciation	$146,878
Employer contribution	922,793
Participant contribution	133,542
Benefits paid to participants	(56,403)
Dividends	12,144
Transfers from participant-directed investments	195,983
Transfers to participant-directed investments	(42,578)

Net change	1,312,359

East West Bancorp Inc. common stock, beginning of year	1,939,189

East West Bancorp Inc. common stock, end of year	$3,251,548

5.                        RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee.  Therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Bank for investment management services amounted to $17,932 and $17,717 for the years ended December 31, 2002 and 2001, respectively.

6.                        PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

7.                        FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Bank by a letter dated November 28, 1995, with provisions subject to adoption of certain proposed amendments, that the Plan and the related trust were designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  The Plan was amended to comply with the provisions specified in the determination letter.  The Plan Sponsor believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC as of December 31, 2002.

The Plan Sponsor has further amended the Plan to comply with recent tax law changes.  The Plan Sponsor is in the process of seeking a favorable determination that the Plan, as amended, continues to be a qualified plan under Section 401(a) of the IRC.

EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS HELD (AT END OF YEAR)
DECEMBER 31, 2002

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Prudential Investments	Prudential Money Market Fund	$1,040,946	$1,040,946

*	Prudential Investments	Prudential Privilege Money Market Fund	336,136	336,136

	Franklin Advisors	49,718 shares, Franklin California Growth Fund	1,912,344	1,185,274

	Putnam Investment Management	30,795 shares, Putnam New Opportunities Fund	1,601,533	875,491

*	Prudential Investments	45,779 shares, Prudential Stock Index Fund Z	1,328,258	897,264

	Massachusetts Financial Services	80,119 shares, MFS Total Return Fund	1,127,704	1,063,179

	AIM Advisors	72,742 shares, AIM Value Fund	853,724	546,290

	Fidelity Management & Research	15,968 shares, Fidelity Advisor Equity Growth Fund	843,709	539,242

	Putnam Investment Management	61,276 shares, Putnam OTC Emerging Growth Fund	1,010,092	308,833

	Franklin Advisors	31,909 shares, Franklin Convertible Securities Fund	435,500	360,888

	Massachusetts Financial Services	35,987 shares, MFS Capital Opportunities Fund	572,033	336,118

	Putnam Investment Management	57,420 shares, Putnam Global Growth Fund	652,469	339,353

	AIM Advisors	20,402 shares, AIM Constellation Fund	556,168	339,289

	Massachusetts Financial Services	19,622 shares, MFS Research Fund	422,246	277,461

*	Prudential Investments	17,428 shares, Stable Value Fund	526,730	570,369

*	Prudential Investments	18,987 shares, Prudential Global Growth Fund A	335,367	191,013

	Alliance Capital Management	11,076 shares, Alliance Bond Fund	134,735	122,941

	Putnam Investment Management	26,472 shares, Putnam Diversified Income Fund A	261,219	241,953

	Massachusetts Financial Services	42,018 shares, MFS Government Securities Fund A	411,454	421,022

*	East West Bancorp, Inc.	159,369 shares, Common Stock East West Bancorp, Inc.	3,347,596	5,750,026

*	Loans to participants	$376,303 original amount, 5.25% - 10.50% interest rate, due through 2011		212,214

				$15,955,302

*  Party-in-interest.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

	By	/s/ Julia S. Gouw
JULIA S. GOUW
Executive Vice-President, Chief Financial Officer and Plan Administrator